AT&T UNAUDITED PRO FORMA CONDENSED FINANCIALS

               UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

         The unaudited pro forma information set forth below for AT&T Corp. (AT&T) gives effect to the merger with Tele-Communications, Inc. (TCI) (the Merger) and certain merger-related asset transfers from TCI Liberty Media Group and TCI Ventures Group (Liberty/Ventures Group) as if they had been completed on January 1, 1998, subject to the assumptions and adjustments in the accompanying notes to the pro forma financial information.

         Following the Merger, the new Liberty Media Group (Liberty) tracking stock continues to represent an interest in the same assets and businesses as Liberty/Ventures Group tracking stocks did prior to the Merger (after giving effect to the asset transfers). Pursuant to certain agreements, Liberty is being managed separately from the AT&T Common Stock Group. Under Delaware corporate law, the Liberty Board has virtually all of Liberty's corporate governance powers and the Class B and C directors on the Liberty Board (who were designees of TCI prior to the merger) constitute a majority of the Liberty Board. AT&T designated one third of the directors and its rights as the sole shareholder of the common stock of Liberty following the Merger are limited to actions which will require shareholder approval. Those actions are limited to (a) approval of a merger or sale of all or substantially all of the assets of Liberty Media Corporation (b) a liquidation of the Liberty Media Corporation (c) amendment of Liberty Media Corporation's certificate of incorporation, and (d) election of directors. Furthermore, AT&T does not have the ability to remove the Class B and C directors (or their designees) or have an opportunity to elect a majority of the Liberty Board until 2006, at which time election by AT&T to the Liberty Board of persons other than those designated by the then Class B and C directors will constitute a "Triggering Event" which will result in all of the assets and businesses of Liberty being transferred into an entity controlled by persons other than AT&T unless the "Triggering Event" is waived by Liberty Management LLC. Therefore, management has concluded that AT&T does not have a controlling financial interest (as that term is used in Statement of Financial Accounting Standards No. 94) in Liberty, and therefore accounts for its investment in Liberty under the equity method. In addition, as a tracking stock all of its earnings or losses are excluded from the earnings available to the holders of AT&T common stock. The AT&T common stock group represents historical AT&T together with TCI's domestic cable and telecommunications operations, TCI's interest in At Home Corporation (Excite @Home), as well as other assets transferred in the merger.

         This pro forma financial information should be read in conjunction with the historical financial statements of AT&T and TCI. Historical AT&T financial statements can be found in the Company's annual report on form 10-K/A as amended March 23, 1999 and July 12, 1999. TCI historical financial statements can be found in TCI's form 10-K filed on March 15, 1999.

         The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achievable with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical sales for any future price changes nor any adjustments to selling and marketing expenses for any future operating changes.

         The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Merger and the asset transfers been consummated on January 1, 1998. The pro forma adjustments reflecting the consummation of the Merger are based upon the purchase method of accounting and upon the assumptions set forth in the notes hereto, including the exchange of all the outstanding shares of TCI Group tracking stock for an aggregate of approximately 664 million shares of AT&T Common Stock.

         AT&T undertook a study to determine the fair value of certain of TCI's assets and liabilities (as so adjusted) and has made appropriate purchase accounting adjustments. A final allocation will be made upon completion of the appraisal process. We do not believe the final purchase price allocation will differ materially from what has been reflected herein.

                                      AT&T
                UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                      For the year ended December 31, 1998
                     (In millions, except per share amounts)
                                                         Pro Forma
                                                          Liberty/           Other        Pro Forma
                            Historical   Historical       Ventures         Pro Forma      AT&T with
                              AT&T(1)       TCI(1)      Adjustment(2)     Adjustments       TCI
Revenues                     $ 53,223     $  7,351        $ (1,148)        $     --       $ 59,426

Operating expenses:
Access and other
 interconnection               15,328           --              --               --         15,328
Network and other
 communications services       10,250        3,087            (495)              --         12,842
Depreciation and
 amortization                   4,629        1,735            (135)             454 (3)      6,683
Selling, general and
 administrative                13,015        2,583            (943)              --         14,655
Restructuring and
 other charges                  2,514            5              (5)              --          2,514

Total operating
   expenses                    45,736        7,410          (1,578)             454         52,022

Operating income (loss)         7,487          (59)            430             (454)         7,404

Equity earnings (losses)
 from Liberty Media Group          --           --             626             (741)(4)       (115)

Other income (expense)          1,247        4,658          (1,631)            (234)(3)      1,500
                                                                             (2,540)(6)
Interest expense                  427        1,061            (103)             489 (5)      1,874

Income (loss) from
 continuing operations
 before income taxes            8,307        3,538            (472)          (4,458)         6,915
Provision (benefit) for
 income taxes                   3,072        1,595            (472)            (948)(6)      2,949
                                                                               (298)(7)
Income (loss) from
 continuing operations          5,235        1,943              --           (3,212)         3,966

Dividend requirements
 on preferred stocks             --          (24)             --                 14 (8)        (10)

Income (loss) from
 continuing operations
 attributable to common
 shareowners                 $  5,235     $  1,919        $     --         $ (3,198)      $  3,956


AT&T EPS Calculation:
Income from continuing
 operations attributable
 to AT&T common
 shareowners                 $  5,235                                                     $  4,071
Weighted average shares
 outstanding (basic)            2,676                                                        3,146
Basic EPS                    $   1.96                                                     $   1.29

Income from continuing
 operations attributable
 to AT&T common
 shareowners                 $  5,235                                                     $  4,071
Weighted average shares
 outstanding (diluted)          2,700                                                        3,251
Diluted EPS                  $   1.94                                                     $   1.25


Liberty (9)
Basic EPS                                                                                 $  (0.19)
Diluted EPS                                                                               $  (0.19)

     See Notes to Unaudited AT&T Condensed Pro Forma Financial Statements.

Notes to Unaudited AT&T Pro Forma Financial Statements (in millions, except per share amounts)

1.       These columns represent historical results of operations.

2. This column represents deconsolidation to the equity method of accounting of the historical results of operations and financial position for the interests represented by the shares of Liberty Media Group Tracking Stock that were issued in the Merger. AT&T accounts for Liberty Media Group under the equity method because it does not possess a "controlling financial interest" in Liberty Media Group. Such deconsolidated interests exclude those interests included in the asset transfers. These columns also reflect adjustments to intergroup eliminations as a result of certain merger-related asset transfers. In addition, the Liberty/Ventures Group and the TCI Group exchanged certain other assets. These other asset exchanges are immaterial and are not reflected in this unaudited pro forma condensed statement of income. Liberty Media Group tracking stock reflects the separate performance of the businesses and assets attributed to Liberty Media Group subsequent to the Merger.

3. This entry represents the amortization of goodwill resulting from the allocation of the excess of consideration over the net assets of the TCI Group and the assets acquired by AT&T in the asset transfers, net of TCI's historical franchise amortization. The excess of the aggregate purchase price of $52.155 billion over the fair value of net assets acquired, based on this allocation, was approximately $24 billion, and is being amortized on a straight line basis over seven to 40 years. The amortization period of intangible assets, including the goodwill amortized over 40 years, is based upon the expected useful life of the franchise agreements and value related to the access to homes passed. In addition, approximately $11 billion of goodwill related to Liberty was recorded as part of our investment and is being amortized on a straight-line basis over 20 years as a component of equity earnings (losses) from Liberty. The factors considered in determining the appropriate amortization period included the expected life of the associated technology, legal and regulatory considerations, experience with renewing franchises and territories, future changes in technology, anticipated market demand and competition. $9.0 billion has been allocated to TCI's equity investments. Such consideration is being amortized over lives ranging from 25 to 40 years. Amounts allocated to other identifiable intangibles were not material. AT&T will evaluate the periods of amortization continually to determine whether later events and circumstances warrant revised estimates of useful lives.

4.       Represents purchase accounting adjustments for Liberty.

5. These entries represent the recognition of incremental interest expense on additional borrowing of $9.5 billion to fund TCI Group's payment to

         Liberty Media Group in connection with the asset transfers and $4 billion of AT&T Common Stock to be repurchased by AT&T under a Board approved share repurchase program. (The share repurchase program was completed in March 1999.) A borrowing mix of 20% short term and 80% long term was assumed. Interest expense was calculated using an interest rate of 5.96% based on AT&T's incremental borrowing rate.

6. Represents certain non-recurring gains with respect to the Liberty/ Ventures Group's investments in Excite@Home and Teleport Communications Group Inc.

7. These adjustments represent the statutory tax effect of the pro forma adjustments.

8. Gives effect to the elimination of dividend requirements on certain TCI Group preferred stock that was converted at the time of the Merger.

9. Liberty tracking stock split on a two-for-one basis, payable on June 11, 1999. The outstanding common shares and earnings per share amounts in this pro forma income statement are on a pre-split basis. Pro forma basic and diluted earnings per Liberty common share, adjusted to reflect the stock split would be $(0.10) for the year ended December 31, 1998.